Exhibit 99.2

APPENDIX I	ACCOUNTANTS’ REPORT

The following is the text of a report, prepared for the purpose of incorporation in the document, received from the reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong.

February 27, 2006

The Directors

O2Micro International Limited

Morgan Stanley Dean Witter Asia Limited

Dear Sirs,

We set out below our report on the financial information (the “Financial Information”) relating to O2Micro International Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) for each of the three years ended December 31, 2005 (the “Relevant Periods”) for inclusion in the document of the Company dated February 27, 2006 (the “Document”).

The Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands on March 14, 1997. Since its incorporation, the Company has been the parent company of the other companies comprising the Group that conduct the business on a worldwide basis.

As at the date of this report, the Company had the following significant subsidiaries with a financial year ending on December 31 each year:

Name	Place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Attributable equity interest held by the Company	Principal activities
Subsidiary
O2Micro, Inc.	The United States of America (“USA”) March 29, 1995	Shares — US$20,000	100%	Operations, design and marketing

O2Micro Electronics, Inc.	Taiwan March 10, 1999	Paid-in-capital — NT$100,000,000	100%	Operations and design

O2Micro International Japan Ltd.	Japan August 18, 1999	Ordinary shares — JPY3,000,000	100%	Marketing

O2Micro Pte Limited	Singapore September 3, 1999	Ordinary shares — SG$1,000,000	100%	Operations and design

(Aotu Micro (Wuhan) Co., Ltd.)	The People’s Republic of China (“PRC”) January 18, 2001	Registered capital — US$300,000	100%	Operations and design

(O2Micro (Beijing) Co., Ltd.)	PRC February 19, 2001	Registered capital — US$300,000	100%	Operations and design

APPENDIX I	ACCOUNTANTS’ REPORT

Name	Place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Attributable equity interest held by the Company	Principal activities

O2Micro Romania S.R.L.	Romania January 19, 2001	Registered capital — RON19,695	100%	Operations and design

O2Micro (China) Co., Ltd.	PRC April 11, 2001	Registered capital — US$8,300,000	100%	Operation, design and marketing
(formerly known as O2Micro (Shanghai) Co., Ltd.)

Pan Pacific Holding Company	Cayman Islands May 19, 2004	Ordinary shares — US$50,000	100%	Investment holding

O2Micro Korea Limited	Korea March 3, 2003	Ordinary shares — KRW50,000,000	100%	Marketing

International Asset Holding Company	Cayman Islands May 16, 2004	Ordinary shares — US$50,000	100%	Property investment

(O2Micro (Chengdu) Co., Ltd.)	PRC July 6, 2004	Registered capital — US$300,000	100%	Operations and design

(Chengdu Heart 1 Technology Limited*)	PRC January 31, 2005	Registered capital — US$300,000	100%	Operations and design

OceanOne Semiconductor Limited	Cayman Islands May 17, 2005	Ordinary Shares — US$1	100%	Investment holding
(OceanOne Semiconductor (Ningbo) Limited*)	PRC August 9, 2005	Registered capital — US$6,000,000	100%	Testing service

*	Indirectly held by the Company.

The consolidated financial statements of the Company for each of the Relevant Periods, which were prepared in accordance with the accounting principles generally accepted in the United States of America, were audited by Deloitte & Touche, Taiwan (“Deloitte — Taiwan”), a member firm of Deloitte Touche Tohmatsu, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) (“the Underlying Financial Statements”).

The statutory financial statements of the following subsidiaries were prepared in accordance with relevant accounting principles and financial regulations applicable to their respective jurisdictions and were audited by the following certified public accountants registered in that jurisdiction:

Name of subsidiary	Financial period	Auditors

O2Micro Electronics, Inc.	Years ended December 31, 2003 and December 31, 2004	Deloitte — Taiwan

O2Micro Pte Limited	Years ended December 31, 2003 and December 31, 2004	K.F. Hoong & Co.

APPENDIX I	ACCOUNTANTS’ REPORT

Name of subsidiary	Financial period	Auditors

Aotu Micro (Wuhan) Co., Ltd.	Years ended December 31, 2003 December 31, 2004 and December 31, 2005

O2Micro (Beijing) Co., Ltd.	Years ended December 31, 2003 December 31, 2004 and December 31, 2005

O2Micro (China) Co., Ltd.	Years ended December 31, 2003 December 31, 2004 and December 31, 2005

O2Micro (Chengdu) Co., Ltd.	Period from July 6, 2004 to December 31, 2004 Year ended 31 December, 2005

Chengdu Heart 1 Technology Limited	Period from January 31, 2005 to December 31, 2005

OceanOne Semiconductor (Ningbo) Limited	Period from August 9, 2005 to December 31, 2005

No audited financial statements have been prepared for O2Micro, Inc., O2Micro International Japan Ltd., O2Micro Romania S.R.L., Pan Pacific Holding Company, O2Micro Korea Limited, International Asset Holding Company and OceanOne Semiconductor Limited as they were incorporated in countries where there are no statutory audit requirements. For the audit of the consolidated financial statements of the Company, Deloitte — Taiwan has, however, reviewed all the relevant transactions of these companies for the Relevant Periods and carried out such procedures as they considered necessary for the issue of the audit opinion for the consolidated financial statements of the Company, as a whole.

No audited financial statements for the year ended December 31, 2005 have been prepared for O2Micro Electronics, Inc. and O2Micro Pte Limited. For the audit of the consolidated financial statements of the Company for the year ended December 31, 2005 (the “2005 Financial Statements”), Deloitte — Taiwan has carried out audit procedures on the management accounts of these two companies prepared in accordance with the accounting principles generally accepted in the United States of America as they considered necessary for the issue of the audit opinion for the 2005 Financial Statements.

The Financial Information of the Group for the Relevant Periods set out in this report has been prepared from the Underlying Financial Statements. For the purpose of preparing our report for inclusion in the Document, we have examined the Underlying Financial Statements for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline “Prospectuses and the Reporting Accountant” as recommended by the Hong Kong Institute of Certified Public Accountants.

The Underlying Financial Statements are the responsibility of the directors of the Company who approve their issue. The directors of the Company are also responsible for the contents of the Document in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying Financial Statements, to form an opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the state of affairs of the Group as at December 31, 2003, 2004 and 2005 and of the consolidated results and cash flows of the Group for the Relevant Periods.

APPENDIX I	ACCOUNTANTS’ REPORT

A.	FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars, Except Per Share Amounts)

	December 31,
	2003	2004	2005
ASSETS

CURRENT ASSETS
Cash and cash equivalents (note 3)	$66,489	$56,320	$46,375
Restricted cash	1,892	1,887	5,605
Short-term investments (note 4)	53,923	63,768	55,653
Accounts receivable, net (note 5)	9,794	9,431	11,460
Inventories (note 6)	9,613	11,231	15,943
Prepaid expenses and other current assets (note 7)	3,088	4,202	6,655
Deferred tax assets (note 13)	277	289	10

Total current assets	145,076	147,128	141,701

LONG-TERM INVESTMENTS (note 8)	7,865	11,781	16,898

LAND, PROPERTY AND EQUIPMENT, NET (note 9)	4,880	10,758	23,319

RESTRICTED ASSETS	10,044	13,873	14,492

OTHER ASSETS (note 10)	1,428	1,656	3,245

TOTAL	$169,293	$185,196	$199,655

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable (note 11)	$6,334	$3,635	$5,760
Income tax payable	2,852	3,751	3,907
Accrued expenses and other current liabilities (note 12)	4,936	6,641	13,394
Deferred tax liabilities (note 13)	444	388	698

Total current liabilities	14,566	14,415	23,759

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized — 250,000,000 shares	—	—	—
Ordinary shares at $0.00002 par value per share; Authorized — 4,750,000,000 shares; Issued — 1,951,630,800 shares, 1,959,403,100 shares and 1,967,824,350 shares as of December 31, 2003, 2004 and 2005	39	39	39
Treasury stock — 15,030,000 shares as of December 31, 2005	—	—	(3,296)
Additional paid-in capital	137,076	139,581	141,532
Accumulated other comprehensive loss	(521)	(110)	(1,118)
Retained earnings	18,133	31,271	38,739

Total shareholders’ equity	154,727	170,781	175,896

TOTAL	$169,293	$185,196	$199,655

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX I	ACCOUNTANTS’ REPORT

A.	FINANCIAL INFORMATION — continued

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousands of U.S. Dollars, Except Per Share Amounts)

	Years Ended December 31,
	2003	2004	2005

NET SALES	$88,599	$92,196	$105,552

COST OF SALES	38,314	37,403	40,741

GROSS PROFIT	50,285	54,793	64,811

OPERATING EXPENSES
Research and development	19,219	20,260	25,421
Selling, general and administrative	13,522	16,348	20,279
Patent litigation	3,954	5,334	10,174

Total operating expenses	36,695	41,942	55,874

INCOME FROM OPERATIONS	13,590	12,851	8,937

NON-OPERATING INCOME (EXPENSES)
Interest income	1,283	1,455	2,824
Impairment loss on long-term investments	(17)	—	—
Gain on sale of long-term investments	—	340	—
Foreign exchange gain (loss), net	287	648	(443)
Hong Kong Stock Exchange listing expenses	—	—	(2,460)
Other, net	(116)	262	323

Total non-operating income	1,437	2,705	244

INCOME BEFORE INCOME TAX	15,027	15,556	9,181

INCOME TAX EXPENSE (note 13)	1,826	1,472	1,034

NET INCOME (note 14)	13,201	14,084	8,147

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries	(90)	714	(238)
Unrealized gain (loss) on available-for-sale securities	261	(303)	(770)

Total other comprehensive income (loss)	171	411	(1,008)

COMPREHENSIVE INCOME	$13,372	$14,495	$7,139

EARNINGS PER SHARE (note 17):
Basic	$0.0069	$0.0072	$0.0042

Diluted	$0.0066	$0.0070	$0.0041

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX I	ACCOUNTANTS’ REPORT

A.	FINANCIAL INFORMATION — continued

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousands of U.S. Dollars, Except Per Share Amounts)

			Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)				Total Shareholders’ Equity
	Ordinary Shares		Ordinary Shares	Stock Options		Treasury Stock	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment		Retained Earnings
	Share	Amount			Total				Total
BALANCE, JANUARY 1, 2003	1,942,854,700	$39	$131,793	$1,223	$133,016	$(6,823)	$(112)	$(580)	$(692)	$9,608	$135,148
Shares issued for exercise of stock options	43,199,350	1	6,135	(503)	5,632	—	—	—	—	—	5,633
Shares issued for 1999 Purchase Plan	5,486,750	—	942	—	942	—	—	—	—	—	942
Cancellation of stock options	—	—	—	(23)	(23)	—	—	—	—	—	(23)
Acquisition of treasury stock — 3,875,000 shares	—	—	—	—	—	(647)	—	—	—	—	(647)
Retirement of treasury stock	(39,910,000)	(1)	(2,793)	—	(2,793)	7,470	—	—	—	(4,676)	—
Options granted to nonemployees	—	—	—	302	302	—	—	—	—	—	302
Net income for the year	—	—	—	—	—	—	—	—	—	13,201	13,201
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	(90)	(90)	—	(90)
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	261	—	261	—	261

BALANCE, DECEMBER 31, 2003	1,951,630,800	$39	$136,077	$999	$137,076	$—	$149	$(670)	$(521)	$18,133	$154,727
Shares issued for exercise of stock options	7,858,350	—	1,359	(77)	1,282	—	—	—	—	—	1,282
Shares issued for 1999 Purchase Plan	5,923,950	—	1,032	—	1,032	—	—	—	—	—	1,032
Acquisition and retirement of treasury stock	(6,010,000)	—	(422)	—	(422)	—	—	—	—	(946)	(1,368)
Options granted to nonemployees	—	—	—	613	613	—	—	—	—	—	613
Net income for the year	—	—	—	—	—	—	—	—	—	14,084	14,084
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	714	714	—	714
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(303)	—	(303)	—	(303)

BALANCE, DECEMBER 31, 2004	1,959,403,100	$39	$138,046	$1,535	$139,581	$—	$(154)	$44	$(110)	$31,271	$170,781

APPENDIX I	ACCOUNTANTS’ REPORT

A.	FINANCIAL INFORMATION — continued

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — continued
(In Thousands of U.S. Dollars, Except Per Share Amounts)

			Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)				Total Shareholders’ Equity
	Ordinary Shares		Ordinary Shares	Stock Options		Treasury Stock	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment		Retained Earnings
	Share	Amount			Total				Total
BALANCE, DECEMBER 31, 2004	1,959,403,100	$39	$138,046	$1,535	$139,581	$—	$(154)	$44	$(110)	$31,271	$170,781
Shares issued for exercise of stock options	7,422,050	—	1,203	(18)	1,185	—	—	—	—	—	1,185
Shares issued for 1999 Purchase Plan	6,389,200	—	1,110	—	1,110	—	—	—	—	—	1,110
Acquisition of treasury stock — 20,420,000 shares	—	—	—	—	—	(4,355)	—	—	—	—	(4,355)
Retirement of treasury stock	(5,390,000)	—	(380)	—	(380)	1,059	—	—	—	(679)	—
Options granted to nonemployees	—	—	—	36	36	—	—	—	—	—	36
Net income for the year	—	—	—	—	—	—	—	—	—	8,147	8,147
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	(238)	(238)	—	(238)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	(770)	—	(770)	—	(770)

BALANCE, DECEMBER 31, 2005	1,967,824,350	$39	$139,979	$1,553	$141,532	$(3,296)	$(924)	$(194)	$(1,118)	$38,739	$175,896

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX I	ACCOUNTANTS’ REPORT

A.	FINANCIAL INFORMATION — continued

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. Dollars)

	Years Ended December 31,
	2003	2004	2005

OPERATING ACTIVITIES
Net income	$13,201	$14,084	$8,147
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,623	2,692	3,684
Amortization of stock options granted for services	335	386	264
Gain on sale of long-term investments	—	(340)	—
Loss (gain) on sale of short-term investments	5	—	(10)
Deferred income tax assets and liabilities	386	(68)	527
Impairment loss on long-term investments	17	—	—
Loss on sale of property and equipment	68	3	18
Changes in operating assets and liabilities:
Accounts receivable, net	(2,199)	363	(2,029)
Inventories	(2,646)	(1,618)	(4,712)
Prepaid expenses and other current assets	(474)	(1,278)	(2,721)
Notes and accounts payable	1,132	(2,699)	2,125
Income tax payable	895	899	156
Accrued expenses and other current liabilities	1,413	1,705	5,570

Net cash provided by operating activities	14,756	14,129	11,019

INVESTING ACTIVITIES
Receivables from employees	(104)	116	—
Acquisition of:
Land, property and equipment	(1,749)	(8,354)	(14,870)
Long-term investments	(147)	(4,861)	(5,819)
Short-term investments	(116,138)	(166,045)	(151,562)
(Increase) decrease in:
Restricted assets	(10,044)	(1,945)	306
Restricted cash	127	5	(3,718)
Other assets	(612)	(187)	(1,750)
Proceeds from:
Sale of short-term investments	105,146	155,021	158,132
Sale of long-term investments	—	1,020	—
Sale of property and equipment	1	2	—

Net cash used in investing activities	(23,520)	(25,228)	(19,281)

FINANCING ACTIVITIES
Acquisitions of treasury stock	(647)	(1,368)	(4,355)
Proceeds from:
Exercise of stock options	5,633	1,282	1,185
Issuance of ordinary shares under 1999 Purchase Plan	942	1,032	1,110
Payment of principal of capital leases	(6)	—	—

Net cash provided by (used in) financing activities	5,922	946	(2,060)

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	(3)	(16)	377

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,845)	(10,169)	(9,945)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	69,334	66,489	56,320

CASH AND CASH EQUIVALENTS AT END OF YEAR	$66,489	$56,320	$46,375

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$1	$—	$—
Cash paid for tax	$600	$641	$292

NON-CASH INVESTING AND FINANCING ACTIVITIES
Payables for acquisition of equipment	$—	$—	$1,183
Short-term investments reclassified to restricted assets	$—	$1,144	$1,430
Convertible loans converted to long-term investments	$1,750	$—	$—
Unrealized gain (loss) on investments accounted for available-for-sale	$261	$(303)	$(770)

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX I	ACCOUNTANTS’ REPORT

A.	FINANCIAL INFORMATION — continued

NOTES TO THE FINANCIAL INFORMATION
(Expressed in United States Dollars Unless Otherwise Noted)

1	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange.

The Company has incorporated various subsidiaries, including (among others) O2Micro Electronics, Inc. (O2Micro — Taiwan), O2Micro International Japan Ltd. (O2Micro — Japan), O2Micro Pte Limited — Singapore (O2Micro — Singapore). O2Micro — Taiwan is engaged in operations and design and O2Micro — Japan is engaged in trading while O2Micro — Singapore and other subsidiaries are mostly engaged in research and development. The Company also established a Taiwanese branch office, O2Micro International Limited — Taiwan Branch (O2Micro — Taiwan Branch) to engage in marketing and customer support related services. Due to the duplication of functions between O2Micro — Taiwan Branch and O2Micro — Taiwan, the Board of Directors determined to dissolve O2Micro — Taiwan Branch on October 31, 2002. The dissolution process of O2Micro — Taiwan Branch was not completed as of December 31, 2005.

At the extraordinary general meeting of shareholders of the Company on November 14, 2005, the shareholders approved a public global offering of the Company’s Ordinary Shares and the proposed listing of the Company’s Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”) and various matters related to the proposed listing and offering, including the adoption of Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan and the 2005 Share Option Plan, general issue and repurchase mandates which would authorize the Company for a period of time to issue or purchase a limited number of shares in accordance with the Listing Rules of the HKSE; and a 50-for-1 share split and the implementation of an American depositary share (“ADS”) program with respect to the Company’s Ordinary Shares quoted on The Nasdaq National Market. Following approval of these matters, the Company effected the cessation of trading of its Ordinary Shares on Nasdaq and share split of Ordinary Shares on November 25, 2005, and the commencement of trading of ADSs on Nasdaq on November 28, 2005. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the share split.

The adoption of the Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan and the 2005 Share Option Plan, general issue and repurchase mandates will only become effective upon the listing of the Ordinary Shares on the HKSE.

On December 30, 2005, the board of directors determined to file with HKSE the listing by way of introduction without issuing new shares instead of a global offering after taking market conditions and other factors into consideration.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

APPENDIX I	ACCOUNTANTS’ REPORT

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sale investments including short-term investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business plans in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of foreign government bonds, negotiated certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

Restricted Assets

The Company classifies deposits made for customs of $730,000, $757,000 and $317,000 as at December 31, 2003, 2004 and 2005, respectively, collateral for obtaining foundry capacity of $1,130,000, $1,130,000 and $1,350,000 as at December 31, 2003, 2004 and 2005, respectively, cash pledged to a bank for the issuance of letters of credit of nil, nil and $3,938,000 as at December 31, 2003, 2004 and 2005, respectively, and office leases of $32, nil and nil as at December 31, 2003, 2004 and 2005, respectively, as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period. Restricted assets consist of deposits of $10,044,000, $13,873,000 and $14,492,000 as at December 31, 2003, 2004 and 2005, respectively, made for Taiwan court cases in the form of Taiwan government bonds, negotiated certificates of deposit and cash. Restricted assets can be released upon the resolution of litigation.

Short-term Investments

The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. At balance sheet dates, all of the Company’s investments were classified as available-for-sale securities

APPENDIX I	ACCOUNTANTS’ REPORT

and were recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sale securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless the unrealized loss is deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: buildings — 35 to 49.7 years, equipment — 3 to 10 years, furniture and fixtures — 3 to 15 years, equipment under capital lease — 3 to 5 years, leasehold improvements — the shorter of the estimated useful life or the lease term, which is 2 to 6 years and transportation equipment — 5 years. Depreciation expense recognized during the years ended December 31, 2003, 2004 and 2005 were approximately $2,325,000, $2,391,000 and $3,388,000, respectively.

Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, less depreciation.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

APPENDIX I	ACCOUNTANTS’ REPORT

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors’ selling of products to third parties. The Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included in the Company’s inventory balance.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were $795,000 in 2003, $1,108,000 in 2004, and $1,447,000 in 2005, respectively. A portion of these costs was for advertising, which amounted to $153,000 in 2003, $367,000 in 2004 and $453,000 in 2005, respectively.

Income Taxes

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Under current tax regulations in Taiwan, the current year’s tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

APPENDIX I	ACCOUNTANTS’ REPORT

Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

At the end of June 2005, the Board of Directors of the Company (the “BOD”) approved the acceleration of the vesting of options with exercise prices greater than $17 (pre-split basis). The BOD evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to stockholders of not having earnings materially affected and the impact that this may have on the Company’s market value. In addition, these options have exercise prices in excess of current market values and are not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

Had the compensation expense for the Company’s stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company’s net income and net income per share for the years ended December 31, 2003, 2004 and 2005 would be the following:

	Years Ended December 31,
	2003	2004	2005
	(In Thousands)
Net income as reported	$13,201	$14,084		$8,147
Deduct: Stock-based compensation costs under SFAS No. 123 including tax expense of $0 for 2003, 2004 and 2005	(8,061)	(6,940)		(15,862)

Pro forma net income (loss)	$5,140	$7,144		(7,715)

Pro forma shares used in calculation — basic (in thousands)	1,918,700	1,957,800		1,961,168

Pro forma earnings (loss) per share — basic	$0.0027	$0.0036		$(0.0039)

Earnings per share — basic as reported	$0.0069	$0.0072		$0.0042

Pro forma shares used in calculation — diluted (in thousands)	1,986,800	2,005,100		1,997,459

Pro forma earnings (loss) per share — diluted	$0.0026	$0.0036	$	N/A

Earnings per share — diluted as reported	$0.0066	$0.0070		$0.0041

Pro forma loss per share for the year ended December 31, 2005 was not disclosed because the results were anti-dilutive.

This table includes a proforma charge of $1,831,000 for the year ended December 31, 2005 related to the above accelerated vesting event.

In September, November and December, 2005, the Company granted 1,100,000, 100,000 and 70,600,000 shares of stock options to employees with the following features:

(a.)	Employees will be granted fully vested, immediately exercisable stock options to purchase the Company’s ordinary shares.

(b.)	The Company has the right but is not required to repurchase exercised stock options upon termination of an employee’s service with the Company at the closing market price on the date of repurchase. The shares subject to repurchase are those which qualify as mature shares at the date of such employee’s termination. Mature shares are those that have been held by the employee for a period of more than six months.

APPENDIX I	ACCOUNTANTS’ REPORT

(c.)	Employees are restricted from selling shares which are issued upon the exercise of stock options for a total of four years with 25% of the restriction lapsing each year.

(d.)	There is no requisite service period or other performance criteria required by the employee to earn the stock option.

The total pro forma charge for the immediately vested options was $8,588,000 in 2005.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. As of the balance sheet date, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the U.S. dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of operations.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

The Company indemnifies third parties with whom it enters into contractual relationships, including customers, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought out by a third party with respect to the Company’s products. The terms of these indemnities may not be waived or amended except by written notice signed by the both parties and may only be terminated with respect to the Company’s products not yet purchased upon written notice.

APPENDIX I	ACCOUNTANTS’ REPORT

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment”. SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior periods’ awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on the Company’s net income will include the remaining amortization of the fair value of existing options currently disclosed as a pro forma expense in Note 2 in addition to the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company’s cashflows. In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from the previous period unless it is impracticable and is effective for the fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of the adoption of this standard as the Company does not currently intend to change its accounting principles, estimates or reporting entity.

3	CASH AND CASH EQUIVALENTS

	December 31,
	2003	2004	2005
	(In Thousands)
Time deposits	$34,951	$19,383	$23,444
Savings and checking accounts	14,409	15,389	18,411
Cash management account	—	—	4,506
US treasury bills and corporate bonds	17,122	21,534	—
Petty cash	7	14	14

	$66,489	$56,320	$46,375

The Company’s cash management account is administered by the Bank of China to receive a fixed-rate return and as of December 31, 2005, it held foreign currency which was equivalent to $4,506,000. The cash management account came due on January 16, 2006 and the Company received $4,528,000. It reinvested this amount at 3.9%, which became due on February 21, 2006. The cash management account has once again been reinvested on similar terms.

4	SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	December 31,
	2003	2004	2005
	(In Thousands)
US treasury bills	$33,958	$19,967	$13,909
Time deposits	10,611	23,038	15,993
Corporate bonds	8,185	17,014	24,642
Foreign government bonds	1,144	3,724	1,075
Others	25	25	34

	$53,923	$63,768	$55,653

APPENDIX I	ACCOUNTANTS’ REPORT

Available-for-sale securities by contractual maturity are as follows:

	December 31,
	2003	2004	2005
	(In Thousands)
Due within one year	$52,752	$61,023	$55,592
Due after one year through two years	—	1,698	—
Due after two years	1,171	1,047	61

	$53,923	$63,768	$55,653

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2003 were $0 and $5,000, respectively, for the year ended December 31, 2004 were both $0, and for the year ended December 31, 2005 were $12,000 and $2,000, respectively. Gross unrealized gains and losses at December 31, 2003 were $196,000 and $47,000, respectively, at December 31, 2004 were $293,000 and $182,000, respectively, and at December 31, 2005 were $55,000 and $11,000, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003, 2004 and 2005.

	December 31
	2003		2004		2005
	Less Than 12 Months		Less Than 12 Months		Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
US treasury bills	$2,011	$31	$20,442	$83	$—	$—	$—	$—	$—	$—
Corporate bonds	1,665	16	5,106	94	24,642	11	—	—	24,642	11
Foreign government bonds	—	—	1,003	5	—	—	—	—	—	—
Investment in CSMC Technologies Corporation (CSMC) (Note 8)	—	—	4,283	265	—	—	3,580	968	3,580	968

Total	$3,676	$47	$30,834	$447	$24,642	$11	$3,580	$968	$28,222	$979

5	ACCOUNTS RECEIVABLE, NET

	December 31,
	2003	2004	2005
	(In Thousands)
Accounts receivable	$10,195	$9,838	$11,810
Allowances for
Doubtful receivables	(86)	(90)	(34)
Sales returns and discounts	(315)	(317)	(316)

	$9,794	$9,431	$11,460

The Company normally allows an average credit period of 30-90 days to its trade customers, and this may be extended to selected customers depending on their trade volume and settlement within the Group.

APPENDIX I	ACCOUNTANTS’ REPORT

The following is an aging analysis of trade debtors at the respective balance sheet dates:

	December 31,
	2003	2004	2005
	(In Thousands)
0 to 30 days	$9,115	$9,144	$10,613
31 to 60 days	654	229	714
61 to 90 days	3	9	133
91 to 120 days	22	49	—

	$9,794	$9,431	$11,460

The changes in the allowances are summarized as follows:

	December 31,
	2003	2004	2005
	(In Thousands)
Allowances for doubtful receivables
Balance, beginning of year	$64	$86	$90
Additions	22	4	—
Reversal and write off	—	—	(56)

Balance, end of the year	$86	$90	$34

Allowances for sales returns and discounts
Balance, beginning of the year	$314	$315	$317
Additions	663	252	587
Write off	(662)	(250)	(588)

Balance, end of the year	$315	$317	$316

6	INVENTORIES

	December 31,
	2003	2004	2005
	(In Thousands)
Finished goods	$2,042	$2,844	$2,954
Work-in-process	3,608	4,336	8,401
Raw materials	3,963	4,051	4,588

	$9,613	$11,231	$15,943

7	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2003	2004	2005
	(In Thousands)
Prepayment to foundry providers	$—	$—	$3,000
Interest receivable	866	1,543	1,656
Other receivable	546	674	211
Prepaid expense	1,100	798	895
Value-added-tax paid	142	671	309
Others	434	516	584

	$3,088	$4,202	$6,655

APPENDIX I	ACCOUNTANTS’ REPORT

8	LONG-TERM INVESTMENTS

	December 31,
	2003	2004	2005
	(In Thousands)
Cost method:
X-FAB Semiconductor Foundries AG (X-FAB)	$4,968	$4,968	$4,968
360 Degree Web Ltd. (360 Degree Web)	1,750	1,070	1,305
GEM Services, Inc. (GEM)	500	500	500
Etrend Hightech Corporation (Etrend)	647	960	960
Asia SinoMOS Semiconductor Inc. (Sinomos)	—	—	5,000
Philip Ventures Enterprise Fund (PVEF)	—	—	585

Subtotal	7,865	7,498	13,318

Available for sale securities — noncurrent:
CSMC	—	4,283	3,580

	$7,865	$11,781	$16,898

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed-signal applications. As of December 31, 2003, 2004 and 2005, the Company held 530,000 shares at the value of $4,968,000 (€4,982,000), which represented 2.03%, 2.03% and 2.39%, respectively, ownership of X-FAB.

A five year loan of $750,000 was made to 360 Degree Web on February 1, 2000. Interest accrued at USD-Libor + 1% (2.447% at December 31, 2002) and is to be paid semiannually until the loan is fully repaid or until the loan is convertible into 2,083,333 Series B preference shares of capital stock in 360 Degree Web, or 22.3% of the outstanding capital stock of 360 Degree Web. The conversion price is US$0.36 per share. The Company was granted the right to convert the loan at any time before the maturity date of February 1, 2005 or before the date 360 Degree Web offers its shares in an initial public offering. In February 2002, the Company made an additional loan of $1 million to 360 Degree Web on terms similar to the February 2000 loan. The loan is convertible into 1,000,000 Series B2 preference shares of 360 Degree Web at a conversion price of $1.00 per share.

On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the Internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web’s financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. The Company accounts for its investment under the cost method of accounting as it cannot exercise significant influence over 360 Degree Web.

In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company’s ownership was reduced to 19.8% as of December 31, 2004. In January 2005, the Company purchased 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. As of December 31, 2005, the Company held 19.52% of ownership in 360 Degree Web.

The Company invested in GEM’s preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2003 and 2004 and 2005, the Company held 333,334 shares with a value of $500,000, which represented a 1.26%, 1.07% and 1.07%, respectively, ownership of GEM.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company held 2,189,288 shares with a value of $647,000, which represented approximately 12.5% ownership

APPENDIX I	ACCOUNTANTS’ REPORT

of Etrend. The Company invested an additional $313,000 for Etrend’s financing in March 2004. As of December 31, 2004 and 2005, the Company’s ownership of Etrend was 11.2%.

The Company invested in SiGen’s preferred shares in December 2000 at a consideration of $500,000. SiGen is an advanced nanotechnology company that developes Silicon-on-insulator “SOI”, strained-silicon products and other engineered multi-layer structures to microelectronics and photonics industries for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively. The Company held 23,946 shares of SiGen as of December 31, 2004 and 2005 representing a 0.09% ownership in SiGen with a carrying value of zero.

In August 2004, the Company invested in CSMC’s ordinary shares which are listed on The Stock Exchange of Hong Kong Limited. CSMC is a semiconductor foundry company. The Company held 70,200,000 shares at a purchase price of $4,547,000, which represents approximately 2.62% ownership of CSMC. As of December 31, 2004 and 2005, the Company recognized unrealized losses on this investment of $265,000 and $968,000, respectively. The Company evaluated the near-term prospects of CSMC in relation to the severity and duration of the impairment. Based on the evaluation and the Company’s ability and intent to establish a strategic partnership with CSMC for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2005.

In January 2005, the Company purchased 5,882,353 ordinary shares of Sinomos, a privately owned foundry company, at $0.85 per share for a total amount of $5,000,000. The Company held 9.69% ownership of Sinomos as of December 31, 2005.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of SGD1,000,000 for 20 units in the placement at SGD50,000 per unit. The Company held 10.8% of the fund as of December 31, 2005.

9	LAND, PROPERTY AND EQUIPMENT, NET

	December 31,
	2003	2004	2005
	(In Thousands)
Cost
Freehold Land	$—	$2,510	$2,510
Buildings	—	2,150	8,055
Equipment	10,457	13,195	19,056
Furniture and fixtures	336	1,054	1,229
Equipment under capital lease	165	—	—
Leasehold improvements	727	1,309	2,045
Transportation equipment	56	56	241
Prepayment for property, plant and equipment	43	179	3,034

	11,784	20,453	36,170

Accumulated depreciation
Buildings	—	39	132
Equipment	6,096	8,497	11,116
Furniture and fixtures	131	420	586
Equipment under capital lease	162	—	—
Leasehold improvements	486	698	966
Transportation equipment	29	41	51

	6,904	9,695	12,851

	$4,880	$10,758	$23,319

APPENDIX I	ACCOUNTANTS’ REPORT

In view of the expansion of the Company’s operations in the PRC, the Company acquired buildings located in Shanghai, PRC in October 2005. The total purchase price was $7,077,000 of which $1,414,000 was paid for land use rights and the balance of $5,663,000 was paid for the building. The land use right was accounted for as other assets (Note 10).

10	OTHER ASSETS

	December 31,
	2003	2004	2005
	(In Thousands)
Land use rights, net	$—	$—	$1,407
Deferred charges, net	473	789	665
Long-term notes receivable from employees	551	435	410
Prepayment for land use rights	—	—	208
Refundable deposits	404	432	493
Deferred income tax assets (Note 13)	—	—	62

	$1,428	$1,656	$3,245

All land within municipal zones in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on the straight-line method over the term of the land use rights agreement which is 49.7 years.

In view of the expansion of the Company’s operations in the PRC, the Company entered into a purchase contract to acquire land use rights located in Ningbo, PRC. The total contracted price was $694,000 of which $208,000 has been paid as of December 31, 2005 and such amount has been included in the prepayment for land use rights.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. For the years ended December 31, 2003, 2004 and 2005, an aggregate of $18,000 had been repaid.

APPENDIX I	ACCOUNTANTS’ REPORT

11.	NOTES AND ACCOUNTS PAYABLE

The following is an aging analysis of notes and accounts payable at the respective balance sheet dates:

	December 31,
	2003	2004	2005
	(In Thousands)
0 to 30 days	$5,843	$3,575	$5,747
31 to 60 days	79	—	1
61 to 90 days	111	—	—
91 to 120 days	76	2	—
Over 120 days	225	58	12

	$6,334	$3,635	$5,760

12	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2003	2004	2005
	(In Thousands)
Salaries, bonus and benefits	$1,827	$2,150	$3,424
Legal and audit fees	1,180	1,917	3,916
Payable for acquisition of equipment	—	—	1,183
Withholding tax payable	—	168	223
Value-added tax payable	—	90	209
Commissions	239	126	145
Other accrued expenses	1,690	2,190	2,324
Hong Kong Stock Exchange listing expenses	—	—	1,970

	$4,936	$6,641	$13,394

13	INCOME TAX

Income before income taxes consisted of:

	Years Ended December 31,
	2003	2004	2005
	(In Thousands)
Cayman Islands	$12,159	$15,496	$6,226
Foreign	2,868	60	2,955

	$15,027	$15,556	$9,181

Income tax expense consisted of:

	Years Ended December 31,
	2003	2004	2005
	(In Thousands)
Current	$1,440	$1,540	$507
Deferred	386	(68)	527

Income tax expense	$1,826	$1,472	$1,034

APPENDIX I	ACCOUNTANTS’ REPORT

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

	Years Ended December 31,
	2003	2004	2005
Cayman statutory rate	0%	0%	0%
Foreign in excess of statutory rate	10.72%	7.09%	15.69%
Research and development credits	(4.39)%	(6.08)%	(9.56)%
Adjustments to prior years’ taxes	0.09%	3.49%	(9.11)%
Chang in valuation allowance	2.55%	4.59%	9.74%
Others	3.18%	0.37%	4.50%

Effective tax rate	12.15%	9.46%	11.26%

The deferred income tax assets and liabilities as of December 31, 2003, 2004 and 2005 consisted of the following:

	December 31,
	2003	2004	2005
	(In Thousands)
Deferred income tax assets
Research and development credits	$3,409	$4,443	$5,189
Net operating loss carryforwards	390	254	46
Accrued vacation	118	117	30
Depreciation and amortization	104	7	238
Others	165	149	121

	4,186	4,970	5,624
Valuation allowance	(3,909)	(4,681)	(5,552)

Total net deferred income tax assets	277	289	72

Deferred income tax liabilities
Withholding tax liabilities	359	413	647
Unrealized foreign exchange	9	(64)	—
Unrealized capital allowance	76	39	51

Total deferred income tax liabilities	444	388	698

The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $469,000, $772,000 and $871,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

As of December 31, 2005, O2Micro, Inc. had U.S. state net operating loss carryforwards of approximately $583,000, and federal and state research and development credit carryforwards of approximately $3,115,000, and $3,143,000, respectively. The state net operating loss carryforwards will expire in 2014 through 2015 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2025 if not utilized, while the state research and development credits will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

The Company reversed $375,000 of income tax payable for the 2000 tax year in September 2004 due to completion of the examination and approval of its filed income tax return for the year ended December 31, 2000.

APPENDIX I	ACCOUNTANTS’ REPORT

On May 24, 2004, O2Micro — Taiwan applied to the Taiwan Customs Authority for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on the Company’s tax return for the years ended December 31, 2003 and 2004. However, rectification of Customs’ records usually cannot extend beyond the latest six month period reported. If the Company’s rectification application for the period beyond the latest six months had been rejected, the understated cost of the imported goods reported to the Customs officials would have been deemed to be the actual cost and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. The Company determined the maximum impact on income tax would be $1,680,000 (NT$52,000,000) for O2Micro — Taiwan. Accordingly, the Company estimated the probable outcome and accrued $658,000 (NT$22,000,000) at December 31, 2004. Subsequently, the Company has obtained confirmation from Taiwan’s Ministry of Finance that it will accept rectification of the value of the imported goods prior to the latest six month period and the Company had applied for and completed the rectification to Taiwan’s Customs Authority as of June 30, 2005. The accrual of $658,000 was reversed at June 30, 2005.

14	NET INCOME

	Year ended December 31,
	2003	2004	2005
	(In Thousands)
Net income is arrived at after charging (crediting):
Staff cost excluding directors’ emoluments	16,800	19,508	24,388
Auditors’ remuneration	274	312	665
Depreciation and amortization	2,623	2,692	3,684
Amortization of stock options granted for services	335	386	264
Gain on sale of long-term investments	—	(340)	—
Loss (gain) on sale of short-term investments	5	—	(10)
Loss on sale of property and equipment	68	3	18

15	DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors

Details of emoluments paid by the Company to the directors of the Company during the three years periods ended December 31, 2005 are as follows:

	Year ended December 31,
	2003	2004	2005
	(In Thousands)
Fees	89	113	139
Salaries and other benefits	460	495	487

Total emoluments	549	608	626

	Year ended December 31,
	2003	2004	2005
	Number of directors	Number of directors	Number of directors
The emoluments of the directors were within the following bands:
Nil to HK$1,000,000	6	5	6
HK$1,000,001 to HK$1,500,000	2	2	2

APPENDIX I	ACCOUNTANTS’ REPORT

(b)	Five highest paid individuals’ emoluments

Total emoluments payable to these five individuals are as follows:

	Year ended December 31,
	2003	2004	2005
	(In Thousands)
Salaries and other benefits	757	738	800
Bonus	629	883	796

Total emoluments	1,386	1,621	1,596

None of the directors was the five highest paid individuals of the Company.

	Year ended December 31,
	2003	2004	2005
	Number of individuals	Number of individuals	Number of individuals
Their emoluments were within the following bands:
HK$1,000,001 to HK$1,500,000	3	3	—
HK$1,500,001 to HK$2,000,000	1	—	4
HK$2,000,001 to HK$2,500,000	—	1	—
HK$4,500,001 to HK$5,000,000	1	—	—
HK$5,500,001 to HK$6,000,000	—	—	1
HK$6,000,001 to HK$6,500,000	—	1	—

During the three years ended December 31, 2005, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as a compensation for loss of office as a director of any member of the Company or in connection with the management of the affairs of any members of the Company. None of the directors waived any emoluments during the three years ended December 31, 2005.

16	EMPLOYEE BENEFIT PLANS

Savings plan

The Company has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to the U.S. Internal Revenue Service statutory limits amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

1999 employee stock purchase plan (“1999 Purchase Plan”)

In 1999, the Company’s Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months’ duration commencing each February 1, May 1, August 1 and November 1. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time, however, all of the

APPENDIX I	ACCOUNTANTS’ REPORT

employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2003, 2004 and 2005, 5,486,750, 5,923,950 and 6,389,200 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2005, 22,832,000 shares were available for issuance.

Stock option plans

In 1997, the Company’s Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the “Plans”). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options (“ISO”) within the meaning of Section 422 of the U.S. Internal Revenue Code, or nonstatutory stock options (“NSO”). ISOs may be granted only to Company employees and directors. NSOs may be granted to Company employees, directors and consultants.

Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options may be exercised following the termination of a grantee’s continuous service only to the extent provided in the award agreement. Options generally expire no later than ten years after grant, or five years in the case of an ISO granted to a 10% shareholder. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

Under the 1997 Stock Plan, the Board of Directors reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant is 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2005, the number of options outstanding and exercisable were 21,408,700 and 21,408,700, respectively, under the 1997 Stock Plan, and 289,075,650 and 203,810,500 under the 1999 Stock Incentive Plan, respectively.

A summary of the Company’s stock option activity and related information is as follows:

	Available for Grant	Number of Outstanding Options	Weighted Average Exercise Price
Balance, January 1, 2003	$91,593,650	$202,208,500
Additional shares authorized	75,000,000	—
Granted	(45,665,000)	45,665,000	$0.2776
Exercised	—	(43,199,350)	$0.1304
Canceled	8,681,150	(8,681,150)	$0.2610

Balance, December 31, 2003	129,609,800	195,993,000
Additional shares authorized	50,000,000	—
Granted	(45,202,500)	45,202,500	$0.2708
Exercised	—	(7,808,350)	$0.1630
Canceled	9,732,100	(9,732,100)	$0.2804

Balance, December 31, 2004	144,139,400	223,655,050
Granted	(104,990,000)	104,990,000	$0.2178
Exercised	—	(7,422,050)	$0.1596
Canceled	10,738,650	(10,738,650)	$0.2642

Balance, December 31, 2005	49,888,050	310,484,350

APPENDIX I	ACCOUNTANTS’ REPORT

The following table summarizes information about the stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.0006-$0.0017	2,943,750	1.40	$0.0008	2,943,750	$0.0008
$0.0036-$0.0050	50,000	2.83	$0.0050	50,000	$0.0050
$0.0100	2,316,650	3.19	$0.0100	2,316,650	$0.0100
$0.0790-$0.1175	10,411,800	4.29	$0.0968	10,411,800	$0.0968
$0.1300-$0.1948	53,907,100	6.21	$0.1718	43,878,950	$0.1711
$0.2013-$0.2994	182,514,350	8.50	$0.2315	120,325,400	$0.2250
$0.3076-$0.4836	58,340,700	7.40	$0.3572	45,292,650	$0.3656

	310,484,350	7.64	$0.2364	225,219,200	$0.2317

For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants was based on the market price of ordinary shares on the day of grant.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions in calculating the fair value of the options granted:

	Stock Options
	Years Ended December 31,
	2003	2004	2005
Risk-free interest rate	3.34%	3.54%	4.06%
Expected life	5-9 years	5-7 years	5-7 years
Volatility	70%	65%	65%
Dividend	—	—	—

	Employee Stock Purchase Plan
	Years Ended December 31,
	2003	2004	2005
Risk-free interest rate	1.58%-1.80%	—	2.20%-3.96%
Expected life	0.51-1.53 years	—	0.26-0.51 years
Volatility	65%	—	38% to 78%
Dividend	—	—	—

Expected life of stock options is estimated to be one year after vesting.

The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2003, 2004 and 2005 were $0.1528, $0.1726, and $0.1338, respectively. The weighted average fair values under SFAS No. 123 for the purchase rights granted pursuant to the Employee Stock Purchase Plan during the years ended December 31, 2003 and 2005 were 0.1080 and $0.0675, respectively. There were no purchase right granted pursuant to the Employee Stock Purchase Plan during the year ended December 31, 2004.

APPENDIX I	ACCOUNTANTS’ REPORT

Ordinary shares reserved

As of December 31, 2005, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	310,484,350
Shares reserved for future stock option grants	49,888,050
Shares reserved for employee stock purchase plan	22,832,000

383,204,400

17	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the “as if converted” method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31,
	2003	2004	2005
Net income (in thousands)	$13,201	$14,084	$8,147

Weighted average shares outstanding (in thousands) — basic	1,918,700	1,957,800	1,961,168
Effect of dilutive securities:
Options (in thousands)	68,100	47,300	36,291

Weighted average shares outstanding (in thousands) — diluted	1,986,800	2,005,100	1,997,459

Earnings per share — basic	$0.0069	$0.0072	$0.0042

Earnings per share — diluted	$0.0066	$0.0070	$0.0041

Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 45,832,300 shares at $0.3076 to $0.4836 as of December 31, 2003; 61,351,850 shares at $0.2994 to $0.4836 as of December 31, 2004; and 128,293,200 shares at $0.2538 to $0.4386 as of December 31, 2005.

18	COMMITMENTS

(a)	Lease commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through June 2008. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2005, minimum lease payments under all noncancelable leases were as follows:

Year	Operating Leases
(In Thousands)
2006	$1,009
2007	204
2008	121

Total minimum lease payments	$1,334

APPENDIX I	ACCOUNTANTS’ REPORT

(b)	Capital commitment

As described in note 10, the land use right purchase commitment was $486,000 as of December 31, 2005.

19	CONTINGENCIES

The Company is involved in a variety of litigation matters involving intellectual property. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. In January 2003, the Shilin District Court in Taiwan issued a preliminary injunction prohibiting Monolithic Power Systems, Inc., or MPS, from designing, manufacturing, selling, importing or displaying certain of its products which infringe on the Company’s Taiwan patents. MPS filed counterclaims for unfair competition and impairment of business reputation. The Company’s litigation with MPS is ongoing. MPS has also filed a petition with the Taiwan Fair Trade Commission, or the FTC, claiming that the Company has violated the Taiwan Fair Trade Law. The Company has filed a response to this claim with the FTC, but no further action has been taken by the FTC to date.

In February 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting Beyond Innovation Technology Co., Ltd., or BiTEK, from making, selling, using, or importing for the purposes of making, selling and using, its BIT3105, BIT3105-P and BIT3106 “high efficiency ZVS CCFL controller” related products. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting BiTEK from designing, making, selling, displaying and importing and all other disposing acts related to its products, including, without limitation, BIT3107.

In September 2003, December 2003, February 2004, May 2004, June 2004 and March 2005, the Company was also granted similar preliminary injunctions or provisional attachments against Clevo Computer Company, Asustek Computer Inc., Silicon Motion, Inc., Micro-Star International Co. Ltd and Silicon Motion Inc., Samsung Electronics Co., Ltd and Taiwan Sumida Electronics, Inc., respectively, in the Company’s patent infringement actions against these companies in Taiwan. As of December 31, 2005, the Company has deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those and other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit with the court.

The Company has been in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of the Company’s products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted the Company’s motion for summary judgment that MPS lacked evidence of damages. Trial on MPS’ claim commenced in June 2005 and, in July 2005, the Company received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by the Company. In November 2005, the court entered judgment in the Company’s favour on MPS’ patent claims. The verdict is subject to further post-trial motions with the court to challenge the verdict and possible subsequent appeal by MPS. If MPS is able to overturn the summary judgment and/or jury verdict, then it may attempt to seek injunctive relief and legal costs.

In addition, the Company has filed patent infringement actions in the U.S. District Court in the Eastern District of Texas, the U.S. District Court in the Northern District of California and the Taiwan District Courts against various defendants. In response, several defendants have counterclaimed for antitrust violations, interference, unfair competition and trade secrets misappropriation.

While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

APPENDIX I	ACCOUNTANTS’ REPORT

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. As of December 31, 2005, no provision for any litigation has been provided.

20	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments is as follows:

	December 31,
	2003		2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying amount	Fair Value
	(In Thousands)
Assets
Cash and cash equivalents	$66,489	$66,489	$56,320	$56,320	$46,375	$46,375
Restricted cash	1,892	1,892	1,887	1,887	5,605	5,605
Short-term investments	53,923	53,923	63,768	63,768	55,653	55,653
Long-term investment in CSMC	—	—	4,283	4,283	3,580	3,580
Restricted assets	10,044	10,796	13,873	13,577	14,492	14,416

Liabilities
Obligations under capital lease	1	1	—	—	—	—

The carrying amounts of cash and cash equivalents, restricted cash and obligations under capital lease reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and the long-term investment in CSMC are based on quoted market prices.

Fair values of restricted assets made in the form of Taiwan government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

Long-term investments except for the investment in CSMC are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

21	SEGMENT INFORMATION

The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company’s semiconductor products are produced with digital, analog, and mixed-signal integrated circuit manufacturing processes. The Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

APPENDIX I	ACCOUNTANTS’ REPORT

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

	Years Ended December 31,
	2003	2004	2005
	(In Thousands)
People’s Republic of China	$23,024	$55,930	$60,889
Korea	9,353	10,345	22,957
Taiwan	41,819	18,898	14,891
Japan	9,177	6,092	6,323
Other	5,226	931	492

	$88,599	$92,196	$105,552

For the year ended December 31, 2003, one customer accounted for 13.5% of net sales and the same customer accounted for 17.5% of net sales for the year ended December 31, 2004. For the year ended December 31, 2005, no customers accounted for 10% or more of net sales.

Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year/period, and were as follows:

	December 31,
	2003	2004	2005
	(In Thousands)
Taiwan	$2,354	$2,772	$7,795
U.S.A.	1,251	6,551	6,804
Singapore	633	327	274
People’s Republic of China	415	757	8,244
Others	227	351	202

	$4,880	$10,758	$23,319

B.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES AND HONG KONG FINANCIAL REPORTING STANDARDS

I.	The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), which differ in certain significant respects from Hong Kong Financial Reporting Standards (“HKFRS”).

(a)	Stock Based Compensation

Under US GAAP the Company can account for stock-based compensation issued to employees using one of the two following methods.

(i)	Intrinsic value based method

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

(ii)	Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The Company has adopted the intrinsic value method of accounting for its stock options. The fair value of the stock options is presented for disclosure purpose (see Note 2).

APPENDIX I	ACCOUNTANTS’ REPORT

There has been no HKFRS covering the recognition and measurement of these transactions prior to issue of HKFRS 2 “Share-based payments” which became effective on January 1, 2005. HKFRS 2 requires recognition of the fair value of shares and options awarded to employees over the period to which the employee’s services relate. Under HKFRS 2, an entity is required to measure the employee services received by reference to the fair value of the equity instruments at the grant date.

Had the Company prepared the financial statements under HKFRS, the Company would have adopted the fair value based method in accounting for stock options and details of the corresponding effect on the net income are set out in Part II(a) below.

(b)	Inventory valuation

Inventories are carried at cost under both US GAAP and HKFRS. However, if there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market value”.

Under US GAAP, a write-down of inventories to the lower of cost or market value at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Market value under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under HKFRS, a write-down of inventories to the lower of cost or market value at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market value under HKFRS is net realizable value.

No significant GAAP difference in respect of the accounting for inventory valuation is noted for the three years ended December 31, 2005.

(c)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and HKFRS.

Under HKFRS, deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred taxation, HKFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using local tax laws and rates enacted at the balance sheet date.

Under HKFRS, deferred tax assets and liabilities are always classified as non-current items. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

No significant GAAP difference in respect of the accounting for deferred income taxes is noted for the three years ended December 31, 2005 except for the classification of the balance sheet items as set out in Part II(b) below.

(d)	Impairment of asset

HKFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the assets. Recoverable amount is the higher of an asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A

APPENDIX I	ACCOUNTANTS’ REPORT

reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, an entity reviews for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the assets. Subsequent reversal of the loss is prohibited.

No significant GAAP difference in respect of the accounting for impairment of asset is noted for the three years ended December 31, 2005.

(e)	Research and development costs

HKFRS requires classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

•	those incurred on behalf of other parties under contractual arrangements;

•	those that are unique for enterprises in the extractive industries;

•	certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

•	certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant GAAP difference in respect of the accounting for research and development costs is noted for the three years ended December 31, 2005.

(f)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and HKFRS. Under US GAAP, interest received and paid must be classified as an operating activity. Under HKFRS, interest received and paid may be classified as an operating, investing, or financing activity.

(g)	Other comprehensive income

Comprehensive income is net income plus gains and losses that are recognized directly in equity rather than in net income.

APPENDIX I	ACCOUNTANTS’ REPORT

Under HKFRS, there is no specific guidance on the presentation of other comprehensive income. Items of gain and loss that are not recognized in the income statements (such as foreign exchange translation gain or loss) are recognized in reserves separate from retained earnings and are disclosed in the statement of changes in equity.

US GAAP requires disclosure of total comprehensive income and accumulated other comprehensive income, either as a separate primary statement or combined with income statement, or with statement of changes in stockholders’ equity.

(h)	Segment reporting

Under HKFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segment. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting policies used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

The segment information prepared under HKFRS is presented below in Part II (d).

II.

(a)	The adjustments necessary to restate net income attributable to holders of ordinary shares and stockholders’ equity in accordance with HKFRS are summarized as follows:

	Years Ended December 31,
	2003	2004	2005
	(In Thousands)
Net income attributable to holders of ordinary shares as reported under US GAAP	$13,201	$14,084	$8,147

HKFRS adjustments:
Stock-based compensation costs under HKFRS2 including tax expenses of $0 for the year ended December 31, 2003, 2004 and 2005, respectively (note)	(8,061)	(6,940)	(15,862)

Net income (loss) attributable to holders of ordinary shares under HKFRS	5,140	7,144	(7,715)

Net income (loss) per share under HKFRS
— basic	$0.0027	$0.0036	(0.0039)

— diluted	$0.0026	$0.0036	N/A

Note:	For the purpose of this report, the stock-based compensation costs under HKFRS 2 for each of the Relevant Periods are determined based on the assumption that the Company would have adopted the fair value based method in accounting for stock options granted prior to and during the Relevant Periods without adoption of the transitional provision allowed under HKFRS 2.

APPENDIX I	ACCOUNTANTS’ REPORT

(b)	Under HKFRS, the Group’s consolidated total assets and liabilities at December 31, 2003, 2004 and 2005 are as follows:

	December 31,
	2003	2004	2005
	(In Thousands)
Non-current assets
Long term investments	7,865	11,781	16,898
Land, property and equipment, net	4,880	10,758	23,319
Restricted assets	10,044	13,873	14,492
Deferred tax assets	277	289	72
Other assets	1,428	1,656	3,183

	24,494	38,357	57,964
Current assets	144,799	146,839	141,691

Total assets	169,293	185,196	199,655

Current liabilities	14,122	14,027	23,061

Total assets less current liabilities	155,171	171,169	176,594

Non-current liability
Deferred tax liabilities	444	388	698

Net assets	154,727	170,781	175,896

Net current assets	130,677	132,812	118,630

Except for the reclassification of deferred tax assets and liabilities as non-current items, there are no other adjustments and reclassification made to the Group’s consolidated balance sheets prepared under US GAAP for conversion into HKFRS.

APPENDIX I	ACCOUNTANTS’ REPORT

(c)	Reconciliation of shareholders’ equity as at December 31, 2003, 2004 and 2005 is as follows:

	US GAAP	Stock based compensation expense recognized under US GAAP	Stock based compensation costs recognized under HKFRS 2	HKFRS
	US$’000	US$’000	US$’000	US$’000
		Note 1	Note 2
At December 31, 2003
Shareholders’ equity:-
Ordinary shares	39			39
Additional paid-in capital	137,076	(2,928)	24,727	158,875
Accumulated other comprehensive loss (gain):
— unrealized investment gain reserve	149			149
— translation reserve	(670)			(670)
Retained earnings (deficit)	18,133	2,928	(24,727)	(3,666)

	154,727			154,727

At December 31, 2004
Shareholders’ equity:-
Ordinary shares	39			39
Treasury stock	—			—
Additional paid-in capital	139,581	(2,928)	31,667	168,320
Accumulated other comprehensive loss:
— Unrealised investment gain (loss) reserve	(154)			(154)
— Translation reserve	44			44
Retained earnings	31,271	2,928	(31,667)	2,532

	170,781			170,781

At December 31, 2005
Shareholders’ equity:-
Ordinary shares	39			39
Treasury Stock	(3,296)			(3,296)
Additional paid-in capital	141,532	(2,928)	47,529	186,133
Accumulated other comprehensive loss:
— unrealized investment loss reserve	(924)			(924)
— translation reserve	(194)			(194)
Retained earnings (deficit)	38,739	2,928	(47,529)	(5,862)

	175,896			175,896

Notes:

1.	Included in this reconciliation item was the cumulative stock based compensation expense recognized under US GAAP for the periods prior to year 2003 amounted to approximately $2,928,000.
2.	Included in this reconciliation item was the cumulative stock based compensation costs recognized under HKFRS2 for the periods prior to year 2003 amounted to approximately $16,666,000.

(d)	Segment information presented under HKFRS for the three years ended December 31, 2005:

The Group has only one business segment which designs, develops and markets high performance semiconductors for power management and security applications.

APPENDIX I	ACCOUNTANTS’ REPORT

An analysis by geographical segment, as determined by the customer’s ship-to-location is as follows:

	Year ended December 31,
	2003	2004	2005
	(In Thousands)
Turnover:
Taiwan	$41,819	$18,898	$14,891
PRC	23,024	55,930	60,889
Japan	9,177	6,092	6,323
Korea	9,353	10,345	22,957
Others	5,226	931	492

	$88,599	$92,196	$105,552

Segment results:
Taiwan	$24,189	$9,428	$7,738
PRC	12,895	33,386	38,426
Japan	4,960	4,144	3,434
Korea	6,449	7,163	14,865
Others	1,792	672	348

	$50,285	$54,793	$64,811
Research and development	(19,219)	(20,260)	(25,421)
Selling-general and administrative	(13,522)	(16,348)	(20,279)
Patent litigation	(3,954)	(5,334)	(10,174)
Stock-based compensation	(8,061)	(6,940)	(15,862)

Income (loss) from operations	5,529	5,911	(6,925)
Non-operating income, net	1,437	2,705	244

Income (loss) before income tax	6,966	8,616	(6,681)
Income tax expense	(1,826)	(1,472)	(1,034)

Net income (loss)	5,140	7,144	(7,715)

C.	DIRECTORS’ REMUNERATION

Except as disclosed in this report, no remuneration has been paid or is payable in respect of the Relevant Periods by the Company or any of its subsidiaries to the Company’s directors.

D.	DISTRIBUTABLE RESERVES

In the opinion of the directors of the Company, the Company did not have any distributable profits as at December 31, 2005. However, the directors have not made any determination as to whether any of the share premium account of the Company may be distributable for the purposes of Cayman Islands law.

E.	SUBSEQUENT EVENT

There is no significant event which has occurred to any business or group company since December 31, 2005.

APPENDIX I	ACCOUNTANTS’ REPORT

F.	SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of any of the companies in the Group have been prepared in respect of any period subsequent to December 31, 2005.

Yours faithfully,

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong